

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Via U.S. Mail

Mr. Isaac Berensztejn
Chief Financial Officer
Empresa Brasileira de Telecomunicações S.A.—Embratel
Av. Presidente Vargas, n° 1012
20071-002 Rio de Janeiro, RJ, Brazil

> **Re:** **Net Serviços de Comunicação S.A.**
> **Amendment No. 2 to Schedule TO-T/13E-3**
> **Filed by Empresa Brasileira de Telecomunicações S.A.—Embratel**
> **Filed on September 21, 2010**
> **File No. 005-84654**

Dear Mr. Berensztejn:

We have reviewed your filing and have the following comments.

General

1. We refer to your response to prior comment 1. As discussed with your counsel, the structure of this offer is not per se required under Brazilian law. The offer could have been structured in a manner that complied with both Brazilian and U.S. law, such as pursuant to Item II of art. 15 of CVM Instruction 361. While the staff will not undertake any further review of this issue at this time, we note that the offer as currently structured is not consistent with the requirements of Rule 14e-1(b) of Regulation 14E.

2. You appear to have finalized the financing for the purchase of the Preferred Shares. Please provide the information required by Items 1007 and 1016 of Regulation M-A with respect to the financing.

Valuation Report of Banco Itaú BBA S.A., page 22

3. We note your response to prior comment 14. Disclosures in the offering document must be in the English language. Please revise your disclosure to eliminate any discrepancies or ambiguities resulting from the translation of this report into English. Please also revise the disclaimer which suggests that shareholders are not entitled to rely on your English language disclosures.

4.   We note your response to prior comment 23. As noted in that comment, please revise your disclosure to state that, other than the January 2010 transaction, Itaú BBA and its affiliates received no other compensation from Net or its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A, or advise.

Discounted Cash Flow Analysis, page 24

5.   We note your response to prior comment 18. Please disclose how Itaú BBA determined that, over the time period indicated, Net's EBITDA margin, CAPEX spending, and Net Revenues would converge to the average of the current levels of those measures for four companies that are more mature than net. In other words, please briefly clarify the underlying assumptions in this regard.

6.   You state that Itaú BBA calculated the perpetuity growth rates of free cash flow "based on the projected long term Net Revenue rate of 5.5% depicted above." Please briefly clarify this disclosure and disclose any underlying assumptions in this regard.

7.   Please disclose how Itaú BBA determined that Net's cost of equity is 11.1%, based on the disclosed figures for Risk Free Rate, Brazil Risk Premium, Market Risk Premium and Re-levered Regional Beta." Please also clarify the meaning of the final term.

Proration, page 28

8.   We note your response to prior comment 25. Please provide a numerical example of how your proposed proration would operate, consistent with the disclosure currently in your document.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers & Acquisitions

cc: <u>Via facsimile: (212) 225-3999</u>
        Daniel S. Sternberg, Esq.
        Cleary Gottlieb Steen & Hamilton LLP